Exhibit 99.58

ImmunoPrecise Provides Updates on B Cell Select™ and Deep Display™ Programs for SARS-CoV-2 Antibody Discovery

We caution that this news release is not making any express or implied claims that we have the ability to eliminate the SARS-CoV-2 virus at this time. We further caution that we have not undertaken any clinical trials.

VICTORIA, April 17, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTC QB: IPATF) is pleased to provide an update on its research activities for the novel coronavirus (SARS-CoV-2) which outlines the Company’s workflows for their experimental vaccines and therapeutics for the research community.

IPA’s multitargeting approach combines various SARS-CoV-2 spike protein forms with the Company’s diverse technologies. Hence, IPA anticipates that it can accelerate anti-SARS-CoV-2 human antibody discovery, targeting multiple viral epitopes and mechanisms of viral evasion, by immunizing Ligand’s (NASDAQ:LGND) OmniRat® animals using the Company’s Rapid Prime™ protocol followed by IPA’s B cell Select™ and hybridoma generation in parallel with human, naive phage library screening. Subsequent high-throughput binding assays, computational Artemis™ optimization, and protein interaction analyses permit faster preclinical lead selection.

“In addition to using our antibody discovery platforms for the potentially rapid identification of a diverse panel of fully SARS-CoV-2-specific antibodies, we aim targeting additional novel epitopes which are likely inaccessible to conventional antibody formats by screening our in-house, highly complex, VHH repertoire (collection of variable regions of heavy chain antibodies, a region which binds to the target immunogen),” stated Ilse Roodink, Chairwoman of Talem’s Scientific Advisory Committee and Coronavirus Global Project Leader. “Due to the relative high sequence homology of VHHs with human antibodies, extensive humanization is not required and therefore, our discovery strategy mixture will significantly contribute to the fast generation of a monoclonal antibody cocktail with broad epitope coverage and diverse functionalities, which is key to successful development of an effective, long-lasting therapy with a high safety profile.”

Apart from the various SARS-CoV-2 spike protein forms which IPA has been producing for use in the therapeutic development, data obtained during the discovery and characterization of lead antibody candidates may be of significant value in the reverse-engineering of vaccine candidates used in the formulation of an effective, but low-risk, vaccine.

Jennifer Bath, Ph. D., has reviewed and approved the scientific disclosure contained in this news release.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery Contract Research Organization offering species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe, for its pharmaceutical clients. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com. There is no assurance that ImmunoPrecise will be successful in the development of a vaccine and/or therapeutic against the new coronavirus.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the last quarter of the fiscal year ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 08:00e 17-APR-20